Hawaiian Ola Brewing Corporation



ANNUAL REPORT

74- 5598 Luhia St

Kailua Kona, HI 96740

(808) 339-3599

https://www.olabrewco.com/

This Annual Report is dated July 5, 2023.

BUSINESS

DOING WHAT WE LOVE

At Hawaiian Ola Brewing Corporation (dba Ola Brew), our family of committed brewers, farmers, and culinary artisans take pride in crafting authentic Hawai'i grown experiences for guests, friends, and ohana to enjoy. We serve our community with creative and crafty beers, hard ciders, and hard seltzer using the abundance of fresh ingredients grown by our island farmers.

OUR MISSION

To encourage growth in Hawai'i's agricultural economy by purchasing local ingredients and incorporating them into quality island-made beverages. The diversity of our facility and the ingredients available allow us to innovate to our heart's content while creating a flavor that is authentically anchored to the islands. To date, we have worked with over 100 Hawai'i base farmers, and sourced over $1.8M in local agriculture from farmers across the Hawaiian island chain.

Since opening in 2017, Ola Brew has grown from a busy local brewery and taproom in Kailua-Kona HI, to an award-winning brand, loved by craft beer enthusiasts worldwide with two of our own taprooms and featured in over 650 stores and 250 restaurants across the island chain. We now have over 20 retail products and over 60 unique craft beers and beyond beer products that our guests enjoy.

WHAT COMES NEXT

After exceeding expectations with the huge success of our second taproom and restaurant in Hilo, and seeing steady growth in offsite sales since opening, we've set our sights on Ola Brew's next chapter. The new 'Ōkolehao spirits distillery and premier farm-to-table restaurant destination (Ola Ka 'Āina at Wainaku) will be our largest expansion yet. Designed from the ground up to put craft Hawai'i-grown spirits and 'aina-inspired fine dining on the map, both for our local community and enthusiasts worldwide.

Previous Offerings

Name: Common Stock A

Type of security sold: Equity
Final amount sold: $2,197,055.28
Number of Securities Sold: 1,003,806
Use of proceeds: Secure lease for new taproom location, renovating and retrofitting new taproom, new product launches, marketing and sales efforts for new products in new regions.
Date: April, 2021
Offering exemption relied upon: Regulation CF

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $2,507,999.00
Number of Securities Sold: 836,001
Use of proceeds: Downpayment on 10acre Oceanfront Distillery location, Interest only payments on location for first 24 months, build out of 40-acre ki farm agriculture for Ola 'Ōkolehao
Date: 4/01/2022
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

In the food and beverage industry, a company's valuation multiplier is most often defined by a combination of the volume of products sold and year over year growth. In our first five years of business, our goal has been to increase the share value in the company, by saturating Hawai'i market through off-premise retail sales, on-premise sales, and the success of two taproom locations. In order to support organic growth and saturating Hawaii and launching in the continental US Market, we have invested in additional tanks and more efficient packaging equipment to support. Therefore we have focused our efforts and capital spending on growth rather than immediate profits.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $8,283,212, compared to fiscal year 2021 revenue of $7,224,150. The growth of these sales was achieved only in the state of Hawai'i. This was a 14.7% growth year over year.

Cost of sales

Cost of sales in 2022 was $5,013,143, an increase of $504,953, from costs of $4,508,190 in fiscal year 2021. While the increase in cost of sales was 11.2% year over year, we saw a sales increase of 14.7% which illustrates our abilities to excel with higher margins and better efficiencies as a team.

Gross margins

2022 gross profit increased to $3,270,069 by $554,109 over 2021 gross profit and gross margins as a
percentage of revenues increased from 37.5% in 2021 to 39.4% in 2022. This improved performance was caused by an increase in higher-margin direct-to-consumer sales and better efficiencies.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses and expenses of the Ola 'Ōkolehao farm and distillery location in 2021 and 2022. Expenses in 2022 increased $1,273,667 from 2021. This increase in expenses was due to a full year of our second taproom being staffed as well as farm development and operations and Distillery location mortgage.

Cashflow:
Historically, Ola Brew Co. has been financed through Regulation CF and 506 (c) and 506 (b). We are truly community and employee-owned with over 2800 shareholders.

The Company is currently in the production, growth stage, and currently generating revenue. Over 2022 we have also been investing in the research and development of our spirits portion of

Ola Brew. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because with our current business and its steady growth. Past cash was primarily generated through raising funds, sales from current products and taprooms, and we will see substantial growth in revenues from new spirits project.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $710,048.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Citi Bank - Bridgetown Still

Amount Owed: $73,174.04

Interest Rate: 8.7%

Maturity Date: June 27, 2026

Creditor: Citi Bank - LT

Amount Owed: $4,614.28

Interest Rate: 11.7%

Maturity Date: January 01, 2024

Creditor: Citi Bank - Keg Washing System

Amount Owed: $63,715.31

Interest Rate: 8.7%

Maturity Date: December 17, 2026

Creditor: Citi Bank - Pro Refrigeration

Amount Owed: $46,311.01

Interest Rate: 9.21%

Maturity Date: February 25, 2025

Creditor: Citi Bank - Clear Blu

Amount Owed: $42,979.13

Interest Rate: 6.22%

Maturity Date: March 01, 2027

Creditor: Citi Bank - Trucent

Amount Owed: $74,805.55

Interest Rate: 8.7%

Maturity Date: June 15, 2026

Creditor: Pinnacle Capital - Cask Brewing

Amount Owed: $71,471.74

Interest Rate: 15.1%

Maturity Date: December 19, 2024

Creditor: Pinnacle Capital - Climax

Amount Owed: $37,926.50

Interest Rate: 11.62%

Maturity Date: November 23, 2024

Creditor: Redwood Credit Union

Amount Owed: $36,522.61

Interest Rate: 1.99%

Maturity Date: March 30, 2027

Creditor: Kubota

Amount Owed: $27,614.38

Interest Rate: 0.0%

Maturity Date: June 18, 2026

Creditor: Kubota

Amount Owed: $39,685.49

Interest Rate: 1.22%

Maturity Date: June 28, 2026

Creditor: SBA - EIDL

Amount Owed: $1,997,670.80

Interest Rate: 3.75%

Maturity Date: July 01, 2050

Creditor: Chase Bank

Amount Owed: $17,361.47

Interest Rate: 4.99%

Maturity Date: January 01, 2026

Creditor: Bank of Hawai'i

Amount Owed: $7,224.66

Interest Rate: 8.12%

Maturity Date: September 01, 2023

Creditor: Ascentium Capital

Amount Owed: $70,301.24

Interest Rate: 11.71%

Maturity Date: December 20, 2025

Creditor: Alliance

Amount Owed: $60,392.68

Interest Rate: 30.29%

Maturity Date: February 02, 2025

Creditor: Vernon Oi

Amount Owed: $64,030.72

Interest Rate: 8.0%

Maturity Date: December 31, 2023

Creditor: Wainaku Ventures

Amount Owed: $5,950,000.00

Interest Rate: 4.04%

Maturity Date: February 28, 2027

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Brett Jacobson

Brett Jacobson 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: December, 2015 - Present

Responsibilities: As Chief Executive Officer, Brett leads the company's vision, operations and strategy.

Position: Director

Dates of Service: December, 2015 - Present

Responsibilities: Chairman of the Board of Directors.

Name: Josephine Naehalani Breeland

Josephine Naehalani Breeland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: January, 2016 - Present

Responsibilities: Business Development, Fundraising, Compliance

Position: Director of Marketing/Sales

Dates of Service: January, 2016 - Present

Responsibilities: Marketing and Sales Strategy, Brand Development

Position: Director

Dates of Service: January, 2017 - Present

Responsibilities: Representing Shareholders as a director on the board.

Name: Yvette Miller

Yvette Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: September, 2018 - Present

Responsibilities: Provides compliance support to the board of directors and the company.

Other business experience in the past three years:

Employer: PromoCo.

Title: Accountant

Dates of Service: June, 2019 - Present

Responsibilities: Accounting, book-keeping , payroll, tax return prep

Other business experience in the past three years:

Employer: Hawaiian Ola Brewing Corporation Dba Ola Brew

Title: Accountant

Dates of Service: December, 2017 - Present

Responsibilities: accounting, payroll, tax-prep

Name: Richard White

Richard White's current primary role is with Consultant. Richard White currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April, 2023 - Present

Responsibilities: Represent the Shareholders, Director on the Board.

Name: Christopher Sandy

Christopher Sandy's current primary role is with Hawaiian Ethos. Christopher Sandy currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April, 2023 - Present

Responsibilities: Director on the Board.

Other business experience in the past three years:

Employer: Hawaiian Ethos

Title: VP and Director of Branding and Marketing

Dates of Service: January, 2017 - Present

Responsibilities: Branding and Marketing Strategy and Execution

Name: Kristopher Jacobson

Kristopher Jacobson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April, 2023 - Present

Responsibilities: Provide insight to Ola Brew Executives with the best interest of Shareholders in mind, Director on the Board

Other business experience in the past three years:

Employer: Hawaiian Ola Brewing Corporation

Title: Director of Operations

Dates of Service: January, 2022 - April, 2023

Responsibilities: Managing all operations and logistics of our current Ola Brew products.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Brett Jacobson - CEO, Director

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 11,866,667 with a total of 6,093,596 outstanding.

Voting Rights

Each holder of Class A Common Stock is entitled to one (1) vote for each share of Class A Common Stock held, notice of any shareholders' meeting in accordance with the Bylaws and the right to vote upon such matters and in such manner as may be provided by law.

Material Rights

Dividend Rights

Holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Upon the liquidation, dissolution, or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B) of the Corporations Amended and Restated Articles of Incorporation.

Please review Exhibit F of this offering for further details.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firmcommitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common

Class B Common Stock

The amount of security authorized is 300,000 with a total of 300,000 outstanding.

Voting Rights

Each holder of Class B Common Stock is entitled to ten (10) votes per share, notice of any shareholders' meetings in accordance with the Bylaws of the Corporation and the right to vote upon such matters and in such manner as may be provided by law.

Material Rights

Dividend Rights

Holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Upon the liquidation, dissolution, or winding up of the Corporation, or the occurance of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B) of the Corporations Amended and Restated Articles of Incorporation.

Please review Exhibit F of this offering for further details.

Preferred Series A

The amount of security authorized is 3,736,933 with a total of 3,736,933 outstanding.

Voting Rights

Holders of Series A Preferred Stock shall have the same voting rights as the holders of Class A Common Stock. Each holder of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Class A Common Stock into which such shares of Series A Preferred Stock could be converted.

Material Rights

Dividend Rights

The holders of shares of Series A Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefore, prior and in preferenced to any declaration or payment of any dividend at the rate of $0.02 per share on each outstanding share of Series A Preferred

Stock. Please refer to Exhibit F of this offering for further details.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equl to $2.00 er share for each share of Series A Preferred Stock then held by them. Please refer to Exhibit F of this offering for further details.

Conversion Rights

The holders of the Series A Preferred Stock shall have conversion rights as detailed in Exhibit F of this offering.

Preferred Series B

The amount of security authorized is 836,001 with a total of 836,001 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series B.

Material Rights

There are no material rights associated with Preferred Series B.

Preferred Series C

The amount of security authorized is 2,530,470 with a total of 2,530,470 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series C.

Material Rights

There are no material rights associated with Preferred Series C.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment EDIT: We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds EDIT: Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information EDIT: Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties EDIT: We are currently in the research and development stage and have only manufactured a prototype for our Okolehao.

Delays or cost overruns in the development of our Okolehao and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Hawaiian Ola Brewing Corporation was formed on 12/22/15 and opened our doors 12/15/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hawaiian Ola Brewing Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hawaiian Ola Brewing Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hawaiian Ola Brewing Corp could harm our reputation and materially negatively impact our financial condition and business. The alcoholic beverage section is highly competitive. The alcoholic beverage sector, in which Hawaiian Ola Brewing Corporation operates, is a highly competitive market, where competition risks are significant. To succeed, Hawaiian Ola Brewing Corporation must be able to respond quickly to changes in consumer preferences. For example, Hawaiian Ola Brewing Corporation may have to adjust to an increased consumer emphasis on lower sugar content. Hawaiian Ola Brewing Corporation will work to anticipating market shifts and respond accordingly to actions by competitors. The Company may make substantial capital expenditures. Hawaiian Ola Brewing Corporation, like many comparable alcoholic beverage companies, may make substantial capital expenditures in such areas as research and development, and production facilities. Therefore, management of working capital, strategic planning of capital expenditures, and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—these risks must be managed well to ensure profitability. Hawaiian Ola Brewing Corporation understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high-interest rate levels. The Company may operate in emerging markets. A source of revenues for Hawaiian Ola Brewing Corporation may be found in emerging-market economies. Emerging markets represent substantial opportunities but also have accompanying risks. Penetrating emerging markets is often accomplished through acquisitions or joint venture partnerships. For Hawaiian Ola Brewing Corporation to effectively profit from gaining access to new markets, we must identify the best acquisition or partnership opportunities, be able to obtain adequate funding for market expansion, and negotiate favorable deals. An additional risk arising from doing business in foreign countries is currency exchange-rate risk. The Company depends on a small management team. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 5, 2023.

Hawaiian Ola Brewing Corporation

By   /s/ *J Naehalani Breeland*

   Name: Hawaiian Ola Brewing Corporation

   Title: President/ Director

Exhibit A

FINANCIAL STATEMENTS

Financial Statements and Report of Independent
Certified Public Accountants

Hawaiian Ola Brewing Corporation

December 31, 2022 and 2021

Contents



Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders,
Hawaiian Ola Brewing Corporation:

Opinion
We have audited the financial statements of Hawaiian Ola Brewing Corporation (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of a Matter – Adoption of Accounting Standards Update ("ASU") No. 2016-02, Leases
On January 1, 2022, the Company adopted the Financial Accounting Standard Board's ASU No. 2016-02, *Leases (Topic 842),* using the modified retrospective approach. This ASU requires lessees to recognize right-of-use assets ("ROU") and lease liabilities for all leases, including operating leases, with a term greater than twelve months. Lessees will no longer be provided with a source of off-balance sheet financing. The adoption of this standard using the modified retrospective approach did not have a material impact in the income statements, but did result in the recognition of ROU assets and lease liabilities for operating leases in the amount of $1,976,631.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.



Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Verity CPAs

June 5, 2023

Hawaiian Ola Brewing Corporation

BALANCE SHEETS

As of December 31,

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 836,374	$ 1,319,702
Accounts receivable, trade	357,735	248,222
Accounts receivable, related parties	-	46,903
Inventories	756,583	679,598
Prepaid expenses and other current assets	172,140	138,355
Current portion of right of use asset	305,082	-
Total current assets	2,427,914	2,432,780
PROPERTY AND EQUIPMENT, net	11,625,162	4,413,500
RIGHT OF USE ASSET, net of current portion	1,671,549	-
TOTAL ASSETS	$ 15,724,625	$ 6,846,280
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 341,899	$ 270,704
Accrued expenses	492,031	407,093
Income taxes payable	6,601	23,609
Notes payable, current portion	427,734	524,281
Current portion of lease liability	305,082	-
Total current liabilities	1,573,347	1,225,687
NOTES PAYABLE, less current portion	8,478,545	1,242,092
LEASE LIABILITY, net of current portion	1,671,549	-
COMMITMENTS AND CONTINGENCIES	-	-
Total liabilities	11,723,441	2,467,779
STOCKHOLDERS' DEFICIT		
Class A common stock	2,113,823	2,113,823
Class B common stock	300	300
Series A preferred stock	5,431,100	5,431,100
Series B preferred stock	2,348,322	1,392,828
Accumulated deficit	(5,892,361)	(4,559,550)
Total stockholders' deficit	4,001,184	4,378,501
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 15,724,625	$ 6,846,280

The accompanying notes are an integral part of these financial statements.

Hawaiian Ola Brewing Corporation

STATEMENTS OF OPERATIONS

For the year ended December 31,

	2022	2021
REVENUES, net	$ 8,283,212	$ 7,224,150
COST OF GOODS SOLD	(5,013,143)	(4,508,190)
Gross profit	3,270,069	2,715,960
OPERATING EXPENSES:		
Payroll and payroll related expenses	2,643,855	1,716,812
Selling, general, and administrative	1,908,484	1,561,860
Total operating expenses	4,552,339	3,278,672
LOSS FROM OPERATIONS	(1,282,270)	(562,712)
OTHER INCOME (EXPENSES):		
Gain on debt extinguishment	304,484	402,130
Other income	6,904	-
Other expense	-	(697)
Interest expense	(361,929)	(203,252)
Total other (expenses) income, net	(50,541)	198,181
LOSS BEFORE TAXES	(1,332,811)	(364,531)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	$ (1,332,811)	$ (364,531)

The accompanying notes are an integral part of these financial statements.

Hawaiian Ola Brewing Corporation

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

For the two-years ended December 31, 2021

	Class A common stock		Class B common stock		Series A preferred stock		Series B preferred stock		Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		
Balance at January 1, 2021	5,027,312	$ 824,704	300,000	$ 300	3,736,933	$ 5,431,100	-	$ -	$ (4,195,019)	$ 2,061,085
Stock issuance	606,284	1,289,519	-	-	-	-	494,668	1,392,828	-	2,682,347
Stock repurchases	(40,000)	(400)	-	-	-	-	-	-	-	(400)
Net loss	-	-	-	-	-	-	-	-	(364,531)	(364,531)
Balance at December 31, 2021	5,593,596	2,113,823	300,000	300	3,736,933	5,431,100	494,668	1,392,828	(4,559,550)	4,378,501
Stock issuance	-	-	-	-	-	-	341,333	955,494	-	955,494
Net loss	-	-	-	-	-	-	-	-	(1,332,811)	(1,332,811)
Balance at December 31, 2022	5,593,596	$ 2,113,823	300,000	$ 300	3,736,933	$ 5,431,100	836,001	$ 2,348,322	$ (5,892,361)	$ 4,001,184

The accompanying notes are an integral part of this financial statement.

Hawaiian Ola Brewing Corporation

STATEMENTS OF CASH FLOWS

For the year ended December 31,

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,332,811)	$ (364,531)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Bad debt expense	477	770
Depreciation	546,173	305,328
Gain on debt extinguishment	304,484	402,130
Changes in assets and liabilities:		
Accounts receivable, trade	(109,990)	(78,548)
Accounts receivable, related parties	46,903	56,045
Inventories	(76,985)	(109,280)
Prepaid expenses and other current assets	(33,784)	67,072
Accounts payable	71,194	78,847
Accrued expenses	84,938	169,375
Income taxes payable	(17,008)	21,494
Net cash (used in) provided by operating activities	(516,409)	548,702
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(7,757,835)	(1,448,208)
Net cash used in investing activities	(7,757,835)	(1,448,208)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock, net of costs	-	1,289,119
Proceeds from issuance of preferred stock, net of costs	955,494	1,392,828
Payments on notes payable	(1,040,877)	(1,340,823)
Proceeds from notes payable	7,876,299	636,848
Net cash provided by financing activities	7,790,916	1,977,972
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(483,328)	1,078,466
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,319,702	241,236
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 836,374	$ 1,319,702
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 220,950	$ 287,823

The accompanying notes are an integral part of these financial statements.

NOTE 1 – COMPANY BACKGROUND

Hawaiian Ola Brewing Corporation (the "Company") was formed on December 22, 2015, in the State of Hawai'i. The Company's operations consist of a microbrewery that produces, packages, and distributes a variety of craft brews. The Company also owns and operates two craft pubs located on the island of Hawai'i that serve alcoholic and non-alcoholic beverages and food to the public.

In May 2021, the Company leased property from Kamehameha Schools to serve as a farm for the agricultural purpose of distilled spirits. This farm began operations immediately.

In October 2021, the Company made a down-payment towards the purchase of Wainaku Executive Center to serve as a destination location for an 'Ōkolehao distillery and restaurant and begin operations in 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied consistently in the preparation of the accompanying Financial Statements follows.

<u>Basis of presentation – going concern</u>

These Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") on the going concern basis of accounting and is dependent upon the Company having sufficient liquidity to fund its operations for at least the next twelve months from the issuance of these Financial Statements in accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Codification Topic ("ASC") No. 205-40, *Presentation of Financial Statements—Going Concern*.

The Company incurred losses of $1,332,811 and $346,531 for the years ending December 31, 2022, and 2021, respectively. The Company had negative cash flows from operations of $(516,409) for the year ended December 31, 2022, and positive cash flows from operations of $548,702 for the year ended December 31, 2021.

The Company had total negative cash flows of $483,328 for the year ended December 31, 2022, and total positive cash flows of $1,078,466 for the year ended December 31, 2021.

The Company's principal sources of liquidity have historically been from operations and investors. The Company intends to satisfy its current and future working capital and debt service obligations through the issuance of notes payable and the expansion of operations.

Management has evaluated the Company's ability to continue as a going concern for one year after the financial statement issuance date and based on the Company's internal plans and forecasts, management believes that the Company will have sufficient liquidity to continue to fund its business and operations for at least the next twelve months from issuance of the report.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less at the acquisition date and money market funds to be cash equivalents.

The Company maintains cash and cash equivalent deposit accounts at a financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2022 and 2021, there were $710,148 and $1,181,875 of uninsured bank balances, respectively.

Contract assets and liabilities

Opening and closing balances of contract assets and liabilities were as follows:

	January 1, 2021	December 31, 2021	December 31, 2022
Accounts receivable, trade	$ 163,531	$ 248,222	$ 357,735
Accounts receivable, related parties	102,948	46,903	-

Accounts receivable, trade, consists of receivables due from the selling of its craft brews and are recorded at the invoiced amount, and do not accrue interest.

It is the Company's policy to provide an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal receivables are due 30 days after the issuance of the invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. There was not an allowance for doubtful accounts as of December 31, 2022, and 2021. Bad debt expenses were $477 and $770 for the years ended December 31, 2022 and 2021, respectively.

Inventories

The Company values inventory at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, selling, and distribution.

The Company consistently allocates overhead costs (e.g. rents, utilities, depreciation, and indirect labor and materials) to inventory based on reasonable measures. There have been no changes to this methodology during the years ended December 31,2022 and 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

The Company's property and equipment primarily consist of production and packaging equipment. These items include fermenters, a canning line, a walk-in refrigeration system, a keg washing machine, and other brewing equipment. Additionally, the craft pub has bar furniture, a walk-in refrigeration unit, condensing unit, and a draft beer dispensing system, as well as leasehold improvements for electrical and flooring improvements.

Property and equipment are stated at cost less accumulated depreciation. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets as follows.

Building and improvements	10-15 years
Brewery equipment	30 years
Farm equipment	7 years
Furniture and office equipment	7 years
Kegs and wine barrels	5 years
Vehicles	5 years
Restaurant and tap room equipment	7 years
Computer equipment	3 years
Glassware	3 years

Major additions and improvements are capitalized, and routine expenditures for repairs and maintenance are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is charged to income for the period.

Long-lived assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. No such event occurred during the years ended December 31, 2022 and 2021.

Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date and the risk-free rate if such information is not available in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Revenue recognition

The Company's sources of revenues are as follows for the years ended December 31:

	2022	2021
Wholesale packaged product sales	$ 3,032,468	$ 3,939,819
Restaurant and tap room	4,903,979	3,006,694
Merchandise and tours	346,765	277,637
	$ 8,283,212	$ 7,224,150

Revenues are stated net of incentives, discounts, and returns. The Company's revenues are generated from activities that have a single performance obligation and are recognized at the point in time when control transfers and the Company's obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. The cost of various programs, such as price promotions and rebates are recorded as a reduction of sales.

Cost of goods sold

The Company's cost of goods sold includes costs incurred in the brewing and shipping of its craft brews. These costs include brewing materials, such as barley, hops, various grains, and fruits. Packaging materials, such as cans, cardboard, and paper are also included in our cost of goods sold. Additionally, the Company's cost of goods sold includes both direct and indirect labor, shipping and handling including freight costs, utilities, maintenance costs, warehousing costs, purchasing and receiving costs, depreciation, promotional packaging, other manufacturing overhead costs, as well as the estimated cost to facilitate product returns.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales and use tax

The Company incurred the following sales and use tax during the years ended December 31:

	2022	2021
Hawai'i general excise tax	$ 238,591	$ 219,241
Alcohol and tobacco tax	66,416	48,000
Hawai'i liquor tax	44,508	31,485
Hawai'i recycle fee	14,819	6,822
California sales tax	1,072	1,837
California franchise tax	800	800
	$ 366,206	$ 308,185

It is the Company's policy to record these taxes as gross in revenues and costs of goods sold.

Advertising

Advertising costs are expensed as incurred. Total advertising expenses were $285,141 and $223,658 for the years ended December 31, 2022 and 2021, respectively, and are recorded as a component of selling, general, and administrative expenses on the accompanying Statements of Operations.

Income taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carry-forwards, and other tax credits measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The Company did not recognize any tax liabilities for income taxes associated with unrecognized tax benefits as of December 31, 2022 and 2021. It is the Company's policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision (benefit) for income taxes in the Statements of Operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company files income tax returns in the United States and the State of Hawai'i. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply.

Recently adopted accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842)*. This ASU requires lessees to recognize ROU assets and lease liabilities for all leases, including operating leases, with a term greater than twelve months. Lessees will no longer be provided with a source of off-balance sheet financing. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company is also required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available. The ASU was effective for the Company on January 1, 2022. The adoption of the standard did not have a material impact on the income statement. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases of $1,976,631, while the Company's accounting for finance leases remained substantially unchanged.

Reclassifications

The Company has made certain reclassifications to conform its 2021 data to the current presentation. These reclassifications had no effect on the previously stated results of operations and cash flows.

NOTE 3 – INVENTORIES

Inventory consists of the following as of December 31:

	2022	2021
Raw materials	$ 368,197	$ 199,329
Production supplies	139,142	212,039
Merchandise	119,498	103,118
Finished goods	85,313	121,989
Work in progress	44,433	43,123
Total inventories	$ 756,583	$ 679,598

NOTE 4 – PROPERTY AND EQUIPMENT, net

Property and equipment consist of the following as of December 31:

	2022	2021
Buildings and improvements	$ 7,958,652	$ 877,350
Brewery equipment	3,667,009	3,342,614
Farm equipment	332,821	199,087
Furniture and office equipment	295,122	291,132
Keg and wine barrels	200,459	200,459
Vehicles	175,314	84,275
Restaurant and tap room equipment	77,436	69,292
Computer equipment	39,763	29,520
Glassware	28,955	17,242
	12,775,531	5,110,971
Less accumulated depreciation	(1,321,460)	(775,287)
	11,454,071	4,335,684
Construction in process	73,949	77,816
Crops in proccess	97,142	-
Total property and equipment, net	$ 11,625,162	$ 4,413,500

Depreciation expense was $546,173 for the year ended December 31, 2022, and was included as a component of costs of goods sold in the amount of $199,362, and selling, general, and administrative expenses in the amount of $346,811.

Depreciation expense was $305,328 for the year ended December 31, 2021, and was included as a component of costs of goods sold in the amount of $180,705, and selling, general, and administrative expenses in the amount of $124,623.

NOTE 5 – NOTES PAYABLE

Notes payable consist of the following as of December 31:

	2022	2021
Various notes with Citi Bank originated between 2019 to 2021. These notes bear interest at 7.27% - 11.20% and mature at various dates in 2023 through 2026.	$ 351,740	$ 336,405
SBA Payroll Protection Plan ("PPP") program notes originated in August 2020 and February 2021. These notes bear interest at 1.00% and mature in April 2022 and February 2026. The full amount was forgiven in April 2022.	-	290,065
Various notes with Pinnacle Capital Partners originated in August 2018 and December 2019. These notes bear interest at 11.62% - 15.05%. These will mature in August 2023 and December 2024.	158,053	240,806
Various notes with Vernon Oi originated in June 2018, July 2018, November 2018, and October 2019. These notes bear interest at 15.00% and mature in December 2023.	112,465	225,471
Notes payable with John Hays originated in June 2019 and November 2019 and mature in September 2022 and November 2022. This note bore interest at 15.00%. Certain assets of the Company have been pledged as collateral for this note. This note was paid in full in 2022.	-	192,670
Small Business Administration ("SBA") Economic Injury Disaster Loan ("EIDL") originated in August 2020. This note bears interest at 4.17% and matures in July 2050. Certain assets of the Company have been pledged as collateral for this note.	2,040,560	159,498
Notes with Kubota Credit Corporation, U.S.A, originated in June 2021. These notes bear interest at 0.00% - 1.22% and matures in June 2026.	77,260	101,119
Various notes with Ascentium Capital. These notes originated in January 2019 and December 2020. These notes bear interest at 11.71% and mature in January 2023 and December 2025.	78,313	96,697
Alliance Funding Group note originated on February 2020. This note bears interest at 30.29% and matures in February 2025.	68,576	84,514
Auto Chase Ford note originated in November 2019. This note bears interest at 4.99% and matures in January 2026.	20,396	27,448
Balance carried to next page	$ 2,907,363	$ 1,754,693

NOTE 5 – NOTES PAYABLE (continued)

	2022	2021
Balance carried from prior page	$ 2,907,363	$ 1,754,693
Bank of Hawaii notes originated on June 2019. These notes bears interest at 8.12% and matures at September 2023.	8,588	11,680
Note payable with Wainaku Ventures originated in February 2022 and matures in February 2027. This note bears interest of 4.04% until February 2024 and increases to 6.05% thereafter.	5,950,000	-
Mercedes note originated in April 2022 and matures in February 2027. These notes bear interest at 1.99%.	40,328	-
	8,906,279	1,766,373
Less current portion	(427,734)	(524,281)
Total long-term notes payable	$ 8,478,545	$ 1,242,092

Interest expense

Interest expense on these notes were $361,929 and $203,252, for the years ended December 31, 2022 and 2021, respectively. The Company has elected to present accrued interest expense with its respective notes payable as interest which is primarily payable on the maturity date.

Small Business Administration loans

In April 2020, the Company received $400,915 from the Payroll Protection Plan ("PPP") program. Under the terms of the PPP program, up to 100% may be forgiven if certain terms and conditions are met. The unforgiven amount, if any, matures in April 2022 and accrues interest at 1.00% annual percentage rate with principal and interest payments starting in November 2020. In May 2021, the entire amount of PPP was forgiven.

In May 2020, the Company also received $150,000 from the EIDL program. Under the terms of the EIDL program, the loan will mature in May 2050 and accrues interest at 3.75% annual rate with principal and interest payments starting in June 2021. The Company must pay principal and interest of $731 beginning October 2020. Certain assets of the Company have been pledged as collateral in the loan.

In February 2021, the Company received a second round of PPP in the amount of $290,065. Under the terms of the PPP program, up to 100% may be forgiven if certain terms and conditions are met. If unforgiven amount, if any, matures in February 2026 and accrues interest at 1.00%. As of December 31, 2021 interest in the amount of $2,417 has accrued on this loan. In April 2022, the full amount of the second PPP loan in the amount of $290,065 was forgiven.

NOTE 5 – NOTES PAYABLE (continued)

Maturities

Future maturities of long-term notes payable are as follows as of December 31:

2023	$ 427,734
2024	728,595
2025	646,147
2026	531,466
2027	480,088
Thereafter	6,092,249
	$ 8,906,279

NOTE 6 – STOCKHOLDERS' DEFICIT

Common stock

The Company is authorized to issue 10,000,000 shares of common stock, no par value. Of this amount, 9,700,000 shares of common stock are designated as Class A common stock and 300,000 shares are designated as Class B common stock.

Class A Common stockholders are entitled to one vote per share. Class B Common stockholders are entitled to ten votes per share.

During the year ended December 31, 2021, the Company issued 606,284 Class A shares for the amount of $1,289,519 and repurchased 40,000 Class A shares for the amount of $400.

As of December 31, 2022 and 2021, there were 5,593,596 and 300,000 shares of Class A and Class B common stock, respectively, issued and outstanding.

Preferred stock

The Company is authorized to issue 4,000,000 shares of preferred stock of which have been designated as Series A and B preferred stock, at no par value. Shares of preferred Series A and B stock may be converted to an equal share of Class A common stock at any time and automatically convert into shares of Class A common stock immediately prior to closing of an initial public offering of not less than $20 million.

Series A and B preferred Stockholders are entitled to the same voting rights as Class A and B common stockholders, respectively, and entitled to noncumulative dividends of $0.02 and $0.03 per share, respectively, to the stockholders of record when and if dividends are ever declared by the board of directors.

Additionally, Series A and B stockholders are entitled to a liquidation preference of $2.00 and $3.00, respectively, per share along with any accumulated dividends upon liquidation of the Company.

NOTE 6 – STOCKHOLDERS' DEFICIT (continued)

Preferred stock

During the year ended December 31, 2022, the Company issued 341,333 Series B preferred shares for the amount of $955,494.

As of December 31, 2022, there were 3,736,933 and 836,001 shares of Series A and Series B Preferred Stock, respectively, issued and outstanding. As of December 31, 2021, there were 5,431,100 and 494,668 shares of Series A and Series B Preferred Stock, respectively, issued and outstanding.

NOTE 7 – INCOME TAXES

The components of the net provision for income taxes consist of the following as of December 31:

| | 2022 | | | 2021 | | |
	Federal	State	Total	Federal	State	Total
Current	$ -	$ -	$ -	$ -	$ -	$ -
Deferred	-	-	-	-	-	-
			$ -			$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table presents significant components of the Company's deferred tax assets and liabilities for the years ended December 31:

	2022	2021
Deferred tax assets and liabilities		
Net operating loss carryforward	$ 972,954	$ 1,009,054
Depreciation and amortization	(294,602)	(448,518)
Deferred revenue	(3,069)	(3,425)
	675,283	557,111
Less valuation allowance	(675,283)	(557,111)
Net deferred tax asset (liability)	$ -	$ -

As of December 31, 2021, the Company had a United States Federal net operating loss carryforward of approximately $3,529,652and Hawai'i State net operating losses of $3,620,729. The net operating loss carryforward expires at various dates beginning in 2036 if not utilized.

NOTE 7 – INCOME TAXES (continued)

The Company's valuation allowance was primarily related to the operating losses. The valuation allowance is determined in accordance with the provisions of ASC No. 740, *Income Taxes*, which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. Based on the available objective evidence and the Company's history of losses, management provides no assurance that the net deferred tax assets will be realized.

The Company is subject to taxation in the United States, Hawai'i, and California jurisdictions. The preparation of tax returns requires management to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by the Company. Management, in consultation with its tax advisors, files its tax returns based on interpretations that are believed to be reasonable under the circumstances. The income tax returns, however, are subject to routine reviews by the various taxing authorities. As part of these reviews, a taxing authority may disagree with respect to the tax positions taken by management ("uncertain tax positions") and therefore may require the Company to pay additional taxes.

Management evaluates the requirement for additional tax accruals, including interest and penalties, which the Company could incur as a result of the ultimate resolution of its uncertain tax positions. Management reviews and updates the accrual for uncertain tax positions as more definitive information becomes available from taxing authorities, completion of tax audits, expiration of statute of limitations, or upon occurrence of other events.

For the years ended December 31, 2022 and 2021, there were no liabilities for income taxes associated with unrecognized tax benefits. The Company recognizes accrued interest related to unrecognized tax benefits as well as any related penalties in interest income or expense in its Statements of Operations. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 8 – OPERATING LEASES

The Company occupies two commercial spaces under non-cancellable operating leases.

Brewery and tap room leases

The Company rents commercial properties at various locations in excess of one year. The Company has classified their leases as operating leases. The Company's office space leases require it to make variable payments for the Companies proportionate share of property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

NOTE 8 – OPERATING LEASES (continued)

The components of the operating lease are as follow for the year ending December 31:

	2022
Operating lease cost	$ 308,895
Operating cash flow	$ 294,965
Rright of use asset obtained	$1,976,631
Weighted average remaining lease term	6 years
Weighted average discount rate	1.61%

Rent expense

Total rent expense was $517,779 for the year ended December 31, 2022, and is included as a component of costs of goods sold in the amount of $295,909, and selling, general, and administrative expenses in the amount of $221,870.

Total rent expense was $322,276 for the year ended December 31, 2021, and is included as a component of costs of goods sold in the amount of $145,270, and selling, general, and administrative expenses in the amount of $177,006.

Future minimum lease commitments

Future minimum rental payments under non-cancellable operating leases are as follows for the years ending December 31:

2023	$	326,287
2024		322,674
2025		225,895
2026		123,535
2027		132,580
Thereafter		599,143
	$	1,730,116

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Regulations

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 10 – RELATED PARTY TRANSACTIONS

Accounts receivable, related parties

The Company and Dragononi, Inc., share certain officers. The Company had net receivables from Dragononi, Inc. in the amount of $0 and $46,903 as of December 31, 2022 and 2021, respectively.

Rent expense

In 2021 the Company rents a coffee farm owned by one of its Directors. The rent expense amounted to $0 and $19,200 for the years ended December 31, 2022 and 2021, respectively.

NOTE 11 – SUBSEQUENT EVENTS

The Company evaluated its December 31, 2022, Financial Statements for subsequent events through June 5, 2023, the date the Financial Statements were available to be issued and identified the following subsequent event for additional disclosure in the Financial Statements.

***

CERTIFICATION

I, J Naehalani Breeland, Principal Executive Officer of Hawaiian Ola Brewing Corporation , hereby certify that the financial statements of Hawaiian Ola Brewing Corporation included in this Report are true and complete in all material respects.

J Naehalani Breeland

President/ Director